Exhibit 23

News Release

November 11, 2008

The Cash Store Financial Announces Pricing for its Substantial Issuer Bid

Edmonton, November 11, 2008 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX:CSF) announced today the price range for its previously announced substantial issuer bid (the “Offer”) pursuant to which it will offer to purchase for cancellation up to $9 million of its outstanding common shares (“Common Shares”) from shareholders. Cash Store Financial will determine a single price per Common Share, which will not be less than $6.00 per Common Share or more than $6.75 per Common Share.  The Offer will proceed by way of a “Dutch Auction”.

The Dutch Auction tender process allows shareholders to individually select the price, within the above range, at which they are willing to sell all or a portion of their Common Shares. When the Offer expires, Cash Store Financial will select the lowest price allowing it to buy up to $9 million in Common Shares (the “Purchase Price”). All Common Shares tendered at or below the selected price level will be bought at the Purchase Price, subject to pro-ration in the event that the aggregate cost to purchase all of the shares exceeds $9 million.

It is anticipated that the offer to purchase and issuer bid circular and other related documents, containing the terms of the Offer and the instructions for tendering Common Shares will be mailed to Shareholders and filed with applicable securities regulators on or about Monday November 17, 2008. The Offer will remain open for acceptance for at least 35 days after the date of commencement, unless withdrawn or extended by the Corporation.

About The Cash Store Financial Services Inc.

Cash Store Financial is the only payday advance broker in Canada publicly traded on the TSX. Cash Store Financial operates more than 400 branches across Canada under two banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to Income-earning consumers who may not be able to obtain them from traditional banks.

Cash Store Financial also provides a private-label debit card, The Freedom Card, and other ancillary products.

Cash Store Financial employs more than 1,500 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial,

(780) 408-5118

or

Nancy Bland, Chief Financial Officer, Cash Store Financial,

(780) 732-5683

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation, including but not limited to, statements about the Company’s objectives and strategies including with respect to the substantial issuer bid, financial results, expectations and outlook, whether for the Company’s businesses or the Canadian economy.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “planned”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, closing of transactions, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to fluctuations is our stock price and capital markets and additional funding requirements, fluctuating interest rates and general economic conditions, legislative and regulatory developments, the nature of the Company’s customers and rates of default, competition and loss of a material relationship as well as those factors discussed in the Company’s annual information form dated August 27, 2008 filed on SEDAR (www.sedar.com). All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including management’s knowledge of the current market within which the Company operates and other factors affecting the Company’s products and the Canadian economy.  Although the Company believes the assumptions used to make such statements are reasonable at this time and has attempted to identify in its continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding acceptance of its current stock price, products in the marketplace, consumer purchasing trends, existing relationships as well as its operating cost structure and current legislation and orders regulating its business.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws. Further information on the Company is available at www.sedar.com.